SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.     )*

Luckin Coffee Inc.

(Name of Issuer)

Class A ordinary shares, par value $0.000002 per share

(Title of Class of Securities)

54951L109

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 7

CUSIP # 54951L109	Page 2 of 12

1	NAME OF REPORTING PERSONS Joy Capital II, L.P. (“Joy II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

39,490,000 Class A ordinary shares (in form of 4,936,250 ADSs*) (“shares”), all of which are directly owned by Joy II, except that Joy Capital II GP, L.P. (“Partner II”), the general partner of Joy II, and Joy Capital GP, Ltd. (“Joy II Ltd”), the general partner of Partner II, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

39,490,000 shares (in form of 4,936,250 ADSs), all of which are directly owned by Joy II, except that Partner II and Joy II Ltd may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,490,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0%**
12	TYPE OF REPORTING PERSON PN

*	American Depositary Shares (“ADS”), each representing eight Class A ordinary shares, par value $0.000002 per share.
**

Based on 791,647,728 Class A ordinary shares and 1,233,527,072 Class B ordinary shares, reported by the Issuer in its prospectus dated January 9, 2020 and filed with the Securities and Exchange Commission on January 10, 2020 as outstanding after the consummation of the public offering and reflecting the full exercise of the underwriters’ over-allotment option.

CUSIP # 54951L109	Page 3 of 12

1	NAME OF REPORTING PERSONS Joy Capital II GP, L.P. (“Partner II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 39,490,000 shares (in form of 4,936,250 ADSs), all of which are directly owned by Joy II. Partner II and Joy II Ltd may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 39,490,000 shares (in form of 4,936,250 ADSs), all of which are directly owned by Joy II. Partner II and Joy II Ltd may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,490,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0%*
12	TYPE OF REPORTING PERSON PN

*

Based on 791,647,728 Class A ordinary shares and 1,233,527,072 Class B ordinary shares, reported by the Issuer in its prospectus dated January 9, 2020 and filed with the Securities and Exchange Commission on January 10, 2020 as outstanding after the consummation of the public offering and reflecting the full exercise of the underwriters’ over-allotment option.

CUSIP # 54951L109	Page 4 of 12

1	NAME OF REPORTING PERSONS Joy Capital GP, Ltd. (“Joy II Ltd”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 39,490,000 shares (in form of 4,936,250 ADSs), all of which are directly owned by Joy II. Partner II and Joy II Ltd may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 39,490,000 shares (in form of 4,936,250 ADSs), all of which are directly owned by Joy II. Partner II and Joy II Ltd may be deemed to have sole power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,490,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0%*
12	TYPE OF REPORTING PERSON OO

*

Based on 791,647,728 Class A ordinary shares and 1,233,527,072 Class B ordinary shares, reported by the Issuer in its prospectus dated January 9, 2020 and filed with the Securities and Exchange Commission on January 10, 2020 as outstanding after the consummation of the public offering and reflecting the full exercise of the underwriters’ over-allotment option.

CUSIP # 54951L109	Page 5 of 12

1	NAME OF REPORTING PERSONS Joy Luck Management Limited (“Joy Luck”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 32,341,000 shares (in form of 4,042,625 ADSs).
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 32,341,000 shares (in form of 4,042,625 ADSs).
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,341,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.1%*
12	TYPE OF REPORTING PERSON CO

*

Based on 791,647,728 Class A ordinary shares and 1,233,527,072 Class B ordinary shares, reported by the Issuer in its prospectus dated January 9, 2020 and filed with the Securities and Exchange Commission on January 10, 2020 as outstanding after the consummation of the public offering and reflecting the full exercise of the underwriters’ over-allotment option.

CUSIP # 54951L109	Page 6 of 12

1	NAME OF REPORTING PERSONS Honour Ample Limited (“Honour”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 35,404,500 shares (in form of 4,425,562 ADSs and 4 shares).
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 35,404,500 shares (in form of 4,425,562 ADSs and 4 shares).
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,404,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.5%*
12	TYPE OF REPORTING PERSON CO

*

Based on 791,647,728 Class A ordinary shares and 1,233,527,072 Class B ordinary shares, reported by the Issuer in its prospectus dated January 9, 2020 and filed with the Securities and Exchange Commission on January 10, 2020 as outstanding after the consummation of the public offering and reflecting the full exercise of the underwriters’ over-allotment option.

CUSIP # 54951L109	Page 7 of 12

ITEM 1(A).	NAME OF ISSUER

Luckin Coffee Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

17F Block A, Tefang Portman Tower

No. 81 Zhanhong Road

Siming District, Xiamen, Fujian

People’s Republic of China

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is filed by Joy Capital II, L.P. (“Joy II”), Joy Capital II GP, L.P. (“Partner II”), Joy Capital GP, Ltd. (“Joy II Ltd”), Joy Luck Management Limited (“Joy Luck”) and Honour Ample Limited (“Honour”). The foregoing entities are collectively referred to as the “Reporting Persons.”

Joy II Ltd is the general partner of Partner II, which is the general partner of Joy II. Joy II Ltd and Partner II may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Joy II. Joy II Ltd, Joy Luck and Honour are ultimately controlled by Mr. Erhai Liu (“Mr. Liu”). Mr. Liu disclaims beneficial ownership of shares held by Joy II, Joy Luck and Honour, except to the extent of Mr. Liu’s pecuniary interest therein, if any.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of Joy II, Partner II and Joy II Ltd is:

c/o Harneys Services (Cayman) Limited

4th Floor, Harbour Place

103 South Church Street, P. O. Box 10240

Grand Cayman KY1-1002

Cayman Islands

The address for Joy Luck is:

Suite 2409, Everbright Centre

108 Gloucester Road

Wanchai, Hong Kong

The address for Honour is:

Craigmuir Chambers

Road Town

Tortola VG1110

British Virgin Islands

ITEM 2(C).	CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Class A Ordinary Shares, par value $0.000002 per share

ITEM 2(D)	CUSIP NUMBER

54951L109

CUSIP # 54951L109	Page 8 of 12

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Class A ordinary shares of the Issuer by the persons filing this Statement is provided as of January 9, 2020:

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of Joy II and Partner II, the articles of association of Joy Luck, and the memorandum and articles of association of Joy II Ltd and Honour, the general partner and limited partners, members or directors, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer directly or indirectly owned by each such entity of which they are a partner or member.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

CUSIP # 54951L109	Page 9 of 12

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP # 54951L109

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2020	Joy Capital II, L.P.

By: Joy Capital II GP, L.P.
Its: General Partner

By: Joy Capital GP, Ltd.
Its: General Partner

	By:	/s/ Erhai Liu
Erhai Liu, Director

Joy Capital II GP, L.P.

By: Joy Capital GP, Ltd.
Its: General Partner

	By:	/s/ Erhai Liu
Erhai Liu, Director

Joy Capital GP, Ltd.

	By:	/s/ Erhai Liu
Erhai Liu, Director

Joy Luck Management Limited

	By:	/s/ Erhai Liu
Erhai Liu, Director

Honour Ample Limited

	By:	/s/ Erhai Liu
Erhai Liu, Director

CUSIP # 54951L109

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit A: Agreement of Joint Filing	12